

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 18, 2011

Via E-mail
Lydia Xu
Tri-Tech Holding Inc.
16 Floor of Tower B, Renji Plaza,
101 Jingshun Road, Chaoyang District
Beijing 100102 China

   Re: Tri-Tech Holding Inc.
     Amendment No. 2 to Registration Statement on Form S-3
     Filed October 6, 2011
     File No. 333-175860

Dear Ms. Xu:

   We have limited our review of your registration statement to those issues we have addressed in our comments.

General

1. We note your response to comment two in our letter dated September 28, 2011; however, we partially reissue the comment. It appears that your descriptions of warrants on page 23 and units on page 25 and page two of the Cadwalader, Wickersham & Taft LLP legal opinion do not conform to the descriptions contained in the Registration Fee Table. Please advise or revise your disclosure accordingly.

Risk Factors, page 3

2. We note your response to comment four in our letter dated September 28, 2011; however, we reissue the comment. Specifically, we note your statement that "[a]dditional risks not presently known to us may also significantly impair our business operations." Please note that only known material risks should be referenced. If risks are not known they should not be referenced. Please revise your disclosure accordingly.

You may contact Jessica Kane at (202) 551-3235 or me at (202) 551-3765 with any questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: Jiannan Zhang, Esq. (Via E-mail)
       Cadwalader, Wickersham & Taft LLP
       79 Jianguo Road, China Central Place Tower 2-2301,
       Beijing, P. R. China 100035